SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                       ----------------------------------

                       Daisytek International Corporation

                       ----------------------------------

                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   234053 10 6
                                 (CUSIP NUMBER)


                              Eminence Capital, LLC
                                 200 Park Avenue
                                   Suite 3300
                            New York, New York 10166

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  April 4, 2000
                          (Date of event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

----------------------                                               -----------
CUSIP No. 234053 100 6           13D                                 Page 2 of 5
----------------------                                               -----------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Eminence Capital, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,003,600 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,003,600 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,003,600 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8% of Common Stock

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO

________________________________________________________________________________


                               Page 2 of 5 Pages

CUSIP No. 234053 100 6

                                  SCHEDULE 13D

Item 1. Security and Issuer.

Security:  Common Stock

Issuer:    Daisytek International Corporation (the "Issuer")
           500 No. Central Expressway
           Plano, TX 75074

Item 2. Identity and Background.


     (a) Eminence Capital, LLC ("Eminence"). Mr. Ricky C. Sandler is the sole member of Eminence.

     (b) The address of Eminence and of Mr. Sandler is 200 Park Avenue, Suite 3300, New York, New York 10166.

     (c) Eminence serves as an investment manager to domestic and off-shore investment vehicles. Mr. Sandler is the managing member of Eminence.

     (d) - (e) During the last five years, neither Eminence nor Mr. Sandler, to the best of their knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Eminence is a New York limited liability company. Mr. Sandler is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     All of the shares of the Issuer were acquired through working capital of the investment vehicles managed by Eminence.

Item 4. Purpose of Transaction

     Eminence initially acquired the Issuer's shares for investment purposes. However, Eminence is currently concerned with the decline in the value of the Issuer's common stock and believes the Board of Directors of the Issuer (the "Board") should consider all alternatives to maximizing shareholder value.


                               Page 3 of 6 Pages

     On September 23, 1999, PFSweb, Inc. ("PFSW"), a subsidiary of the Issuer, filed a registration statement for an initial public offering (the "IPO") of 3,100,000 shares of common stock. At that time, the Issuer announced that upon completion of the IPO the Issuer would own approximately 80% of the capital stock of PFSW and would then distribute its ownership in PFSW common stock to the Issuer's shareholders through a tax-free spin-off.

     On October 21, 1999, United Stationers, Inc. ("United Stationers") proposed to the Board that United Stationers acquire the Issuer in a transaction valued at $20.00 per share. However, the Board rejected United Stationers' proposal and stated that it intended to proceed with the spin-off of PFSW.

     On October 29, 1999, Eminence delivered a letter to the Board in which Eminence expressed concern that the planned IPO and the spin-off of PFSW would not achieve the desired result of maximizing shareholder value and that negotiating a transaction with United Stationers would provide greater value to the Issuer's shareholders than the combined value of the Issuer's common stock and the common stock of PFSW owned by the Issuer. A copy of Eminence's October 29, 1999 letter is attached as Exhibit A to this Schedule 13D and is incorporated herein by reference.

     In December 1999, PFSW completed the IPO and sold 3,565,000 shares of common stock to the public at $17 per share. The Issuer, which currently owns approximately 80% of the outstanding shares of PFSW's common stock, has reaffirmed its plans to spin-off PFSW in the calendar year 2000.

     On April 6, 2000, Eminence delivered a letter to the Board urging the Board to consider all alternatives to maximize shareholder value, including foregoing the distribution of PFSW shares and entering into negotiations with United Stationers or any other potential acquiror of the Issuer. A copy of Eminence's April 6, 2000 letter is attached as Exhibit B to this Schedule 13D and is incorporated herein by reference.

     Eminence  intends  to use its  position  as a  significant  shareholder  to influence the Board and management. In that regard, Eminence plans to communicate its views to the Board and management with respect to the best alternatives available to enhance shareholder value. Eminence may also take any and all actions that it believes are appropriate to maximize shareholder value, including, without limitation, communicating with other shareholders and other interested parties. Eminence may acquire additional shares of the Issuer's common stock or dispose of any of the Issuer's shares.

     Eminence will continue to evaluate the business and business prospects of the Issuer, and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with management and other shareholders of the Issuer.

     Other than as described above, Eminence does not have any plans or proposals which would


                               Page 4 of 6 Pages
result in any of the following:

     a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b.   an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     e. any material change in the present capitalization or dividend policy of the Issuer;

     f. any other material change in the Issuer's business or corporate structure;

     g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.   any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

          (a) - (b) As the holder of sole voting and investment authority over the shares owned by its advisory clients, Eminence may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,003,600 shares representing approximately 5.8% of the outstanding shares of the Issuer (based upon 17,326,321 shares outstanding as of February 7, 2000, as reported on the latest 10-Q of the Issuer). Eminence disclaims any economic interest or beneficial ownership of the shares covered by this Statement. As the controlling person of Eminence, Mr. Sandler may also be deemed the beneficial owner of such shares. Mr. Sandler disclaims any economic interest or beneficial ownership of shares controlled by Eminence.


                               Page 4 of 5 Pages

(c)

--------------------------------------------------------------------------------
Date          Amount of Securities       Price/Share        Type
--------------------------------------------------------------------------------
3/28/00           50,000                 17.8750            Open-market purchase
--------------------------------------------------------------------------------
3/29/00          120,000                 15.6458            Open-market purchase
--------------------------------------------------------------------------------
3/29/00           20,000                 16.5625            Open-market purchase
--------------------------------------------------------------------------------
3/30/00           20,000                 15.8125            Open-market purchase
--------------------------------------------------------------------------------
3/30/00           25,000                 15.7500            Open-market purchase
--------------------------------------------------------------------------------
3/31/00            5,000                 15.3750            Open-market purchase
--------------------------------------------------------------------------------
3/31/00           77,100                 14.4496            Open-market purchase
--------------------------------------------------------------------------------
4/4/00           100,000                 13.5625            Open-market purchase
--------------------------------------------------------------------------------
4/4/00            60,000                 13.6650            Open-market purchase
--------------------------------------------------------------------------------

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit A. Letter dated October 29, 1999 from Eminence to the Board. Exhibit B. Letter dated April 6, 2000 from Eminence to the Board.


Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April _______, 2000


EMINENCE CAPITAL, LLC

By: Ricky C. Sandler, Managing Member


------------------------------

                               Page 5 of 5 Pages

October 29, 1999



Mr. Mark Layton
Daisytek International
500 North Central Expressway
Plano, TX 75074

         Re:   Daisytek International

Dear Mr. Layton:

Eminence Capital, LLC owns in excess of 500,000 shares of Daisytek International ("DZTK" or the "Company") and, as such, takes a keen interest in the Company and recent developments surrounding the Company. In particular, we are very concerned by the recent actions taken by you and the rest of the board of directors in response to United Stationers' ("USTR") proposal to acquire the Company. The board of directors of DZTK owes a fiduciary duty to its shareholders and therefore our opinion should be very important to you.

We believe USTR's all-cash offer to buy all of the outstanding shares of DZTK at $20, a 50% premium to its then current trading price, is something that you and the rest of the board must pursue. In our view, the board of DZTK has failed its fiduciary obligation in this regard. For the board to not even negotiate with a credible buyer who makes such an attractive initial offer, but rather to adopt a poison pill directly in response thereto, is a fragrant violation of your fiduciary duties to all of DZTK's shareholders. You should be aware that we intend to hold you and the rest of the board responsible for any shareholder value destroyed or not realized as a result of these actions.

While we support management's initial decision to deliver shareholder value through a spin-off of PFSweb, we believe that an all cash acquisition of DZTK is the best way to maximize shareholder value. We urge the board to consider the following issues in its analysis:

     1) USTR suggested in its press release dated October 21, 1999 that there is room for a higher price than $20 per share. Any analysis of potential options without even knowing what the highest price USTR would be willing to pay is at best uninformed and at worst a serious violation of the Board's responsibilities and obligations to its shareholders.

     2) The time value of money. If shareholders must wait a year to receive the potential and uncertain benefits of the spin-off of PFSweb, that "value", whatever it is, must be discounted.

     3) The need to discount significantly any analysis that relies on opinions as to future stock market prices. Markets are inherently unpredictable and the opinion of an investment bank as to the likely trading prices of PFSweb and DZTK at some later date entails at best, numerous risks and uncertainties. As goes the old cliche: a bird in the hand is worth two in the bush.

     4) There are numerous companies that have adopted the strategy DZTK is attempting by issuing shares in their internet-related subsidiaries. Many, maybe even a majority of the companies, have been disappointed because of the failure of the separated companies to trade, in the aggregate, much better than the value of the combined companies.

     5) Finally, the board should consider the recent valuations of internet-related companies with some longer-term perspective. As previously stated, markets are unpredictable and they are often irrational for short periods of time. In the long run, however, stock prices are almost always rational. Therefore, if the market's recent fascination with internet companies should wane, the long term value of PFSweb may be less than you or your bankers believe.

We are not asking the board to accept USTR's current offer. We are, however, very concerned by the board's apparent failure to explore an all-cash merger with USTR. That offer would appear to us to be superior to the current spin-off plan. We view ourselves as sophisticated long term investors and we believe a cash merger at $21-$24 per share (a price we suspect USTR is willing to pay) is superior to owning a separate interest in both PFSweb and DZTK in both the short and long term.

We welcome the opportunity to discuss these issues at greater length with you so feel free to contact us. We can be reached at 212 808-3590. Thank you for your time.


Sincerely,



Ricky Sandler

April 6, 2000


Mr. Mark Layton
Daisytek International
500 North Central Expressway
Plano, TX 75074

Dear Mr. Layton:

As a large shareholder of Daisytek International ("DZTK or the "Company"), we are concerned with the precipitous drop in the stock price of DZTK. We think it is crucial for the Board of DZTK to immediately consider all alternatives to maximize shareholder value.

In our letter to you and the other Daisytek Board members dated October 29th, 1999, we expressed concern that the planned IPO and subsequent spin-off of PFSWeb, Inc. ("PFSW") would not necessarily achieve the desired result of maximizing shareholder value for Daisytek shareholders. We expressed our concern that the then current market fascination and potentially unsustainable valuations with internet related issues should be considered from a longer term perspective. Recent market events have shown this concern to be valid. Further, we felt that negotiating a transaction with United Stationers ("USTR") at a price of $20 per share or higher would provide a greater value to shareholders then the combined value of two separately traded stocks following the IPO of PFSW.

USTR's opening offer of $20 per share now exceeds DZTK's share price by 50%. USTR's offer is still substantially above today's market value even when factoring in a premium to the IPO price to buy-out the PFSW minority shareholders. As a result, we urge the Board to consider all alternatives to maximize shareholder value including foregoing the distribution of PFSW shares and entering into negotiations with USTR or any other potential buyer to sell the Company.

Once again, we are not asking the Board to accept USTR's $20 cash offer. Rather, we believe the Board has a fiduciary responsibility to explore all alternatives to maximize shareholder value including a possible sale to USTR for $20 or higher.

We welcome the opportunity to further discuss these issues with you. Thank you for your consideration.


Sincerely,


Ricky Sandler


cc.      The Board of Directors of Daisytek International